CONSOLIDATED PINE CHANNEL GOLD CORP

CDNX - KPG

02 OCT -9 AM 9:10

921-470 Granville Street
Vancouver, B.C. V6C 1V5
Canada
Head Office: (604) 689-7422
Investor Rel.: (306) 664-3828
Fax: (604) 682-8566
Web: www.pinechannel.com
Email: info@pinechannel.com
Writer's direct line: (604) 689-7422

October 1, 2002

02055317

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: **File No. 82-2583**
Consolidated Pine Channel Gold Corp.
Required Filings - Exemption under Rule 12g3-2(b)

We enclose herewith, for your files, copies of documents filed by Consolidated Pine Channel Gold Corp. (the "Company") with the British Columbia Securities Commission, Alberta Securities Commission and/or the TSX Venture Exchange, as follows:

- News release (joint) issued October 1, 2002.

We trust that you will find this to be in order.

Yours very truly,

CONSOLIDATED PINE CHANNEL GOLD CORP.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosure.

dlw 10/10

File No. 82-2555

United Carina Resources Corp. TSX Venture: UCA

#921, 470 Granville Street
Vancouver, B.C. V6C 1V5
Canada
Phone: (306) 664-3828
Fax: (604) 682-8566
www.unitedcarina.com
info@unitedcarina.com

CONSOLIDATED PINE CHANNEL GOLD CORP. TSX Venture: KPG

www.pinechannel.com
info@pinechannel.com

NEWS RELEASE

October 1, 2002 No. UK-02-02

DIAMOND EXPLORATION UNDERWAY

Mr. Rick Walker, President of United Carina Resources Corp. and Consolidated Pine Channel Gold Corp. (the "Companies") reports that the first phase of exploration on the Companies' jointly owned Smeaton property has been completed. This work consisted of ground EM and magnetometer surveys. It was carried out by Panterra Exploration (the "Project Operator"), which can earn a 60 % interest in the property by expending $200,000 on exploration over a two year period and in consideration of certain monetary payments and share issuances.

The Smeaton property comprises 10,624 hectares and contains at least one drill-defined kimberlite body, the extent of which is unknown. The property occurs immediately northwest of and covers the same structural trend that hosts the Snowden kimberlite cluster. The recently completed geophysical program identified several prospective targets on the property, which will require follow-up. The Project Operator has indicated that this will include both detailed ground geophysics and drill testing, and should be underway later this fall.

The Companies are also planning exploration programs for a number of jointly owned and operated properties in the Fort-a-la-Corne area; several of which occur along structural trends known to host diamondiferous kimberlites. This work should be underway later this fall. Details will be provided when they become available.

The management and directors of the Companies are also pleased with the Mineral Exploration Incentive Plan recently announced by the Saskatchewan government, and plan to make full use of a number of the incentives. Key amongst these is a commitment by the government to match 25 % of exploration costs to a maximum of $100,000, a competitive diamond royalty and tax structure and a ten year royalty holiday for new gold and base metal mines.

UNITED CARINA RESOURCES CORP.

Per: *"R. G. Walker"*
Rick Walker, President

CONSOLIDATED PINE CHANNEL GOLD CORP.

Per: *"R. G. Walker"*
Rick Walker, President

For further information contact Rick Walker, at (306) 664-3828